FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 22, 2007 announcing that Registrant is deploying a SkyEdge broadband satellite communications network for Russia’s largest electric utility company, FSK.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated October 22, 2007

Gilat’s SkyEdge satellite network selected for Russia’s largest electric utility company

– VSAT network will be used for critical electrical power monitoring and control –

Petah Tikva, Israel, October 22, 2007, Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it is deploying a SkyEdge broadband satellite communications network for Russia’s largest electric utility company. The utility, FSK, serves more than 142.2 million Russian citizens.

FSK will use the SkyEdge VSAT network for supervisory control and data acquisition (SCADA) and satellite telephony applications at an initial 650 locations nationwide. In addition, the network will be used for VPN applications enabling secure network services to be transmitted between FSK’s electric facilities. SkyEdge will enable FSK to benefit from better load tracking and more accurate forecasting as well as more accurate billing with real-time meter data collection.

Arie Rozichner, Gilat’s Regional Vice President, Eurasia, said, “VSAT technology provides FSK and other utilities distinct benefits over terrestrial alternatives. These benefits include ubiquity, high-speed connectivity, rapid network rollout and very high network uptime – all while reducing telecommunications costs. Gilat’s experience in SCADA applications and our advanced SkyEdge platform will enable us to provide FSK with an advanced and competitive communications solution, thereby further enhancing FSK’s position as a leading utility company.”

Gilat’s SkyEdge systems have been chosen for a number of very significant federal government projects in Russia, including the Ministry of Education, FGUP “Russian Post” and Universal Service Obligation (USO) projects. Gilat’s advanced VSAT technology meets the complex requirements of major operators in Russia, bringing telephony and Internet services to citizens in the country’s most remote regions.

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About FSK

The Federal Network Company, FSK, is Russia’s leading electric utility company. A main branch of the Central Power System, FSK runs the country’s central power network serving millions of citizens across Russia.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com